CENTRAL INVESTMENT FUND, INC.

                         Statement of Assets and Liabilities

                                    June 30, 1999

                                     (Unaudited)

Assets
Cash and cash equivalents                                   $         67,369
Interest receivable                                                      270
   Total Assets                                                       67,639


Liabilities
Accrued expenses                                                      23,500
   Total Liabilities                                                  23,500
   Net Assets                                               $         44,139


Net assets are represented by:
Common stock at par value, $.01 per share, 199,998,000 shares
     authorized, 4,413,900 shares issued and outstanding              44,139

   Net Assets                                               $         44,139

   Net asset value per common shares outstanding            $           0.01



See accompanying notes


                             CENTRAL INVESTMENT FUND, INC.

                               Statement of Operations

                 For the period from January 1, 1999 to June 30, 1999

                                     (Unaudited)



Investment income:
       Dividend income                                      $        299,267
       Interest income                                                13,693
        Total investment income                                      312,960

Expenses:
   Administration fees (Note 2)                                       36,767
   Investment management fee (Note 2)                                  5,309
   Independent auditors                                               10,517
   Interest expense                                                   10,011
   Directors fees and expenses                                         3,000
   Legal fees                                                          5,933
   Other expenses                                                        439
        Total expenses                                                71,976
        Net investment income                                        240,984

Net realized and unrealized gains (losses) on investments:
   Net realized gains on investments:                              2,051,037

        Net decrease in net assets resulting
           from operations                                  $      2,292,021



See accompanying notes


                             CENTRAL INVESTMENT FUND, INC.

                          Statement of Changes in Net Assets

                For the period from January 1, 1999 to June 30, 1999

   and for the period from March 24, 1998 (commencement of operations) to
                                  December 31, 1998

                                     (Unaudited)

                                               For the six
                                              months ended       For the
                                              June 30, 1999    period ended
                                               (UNAUDITED)   December 31, 1998
From operations:
   Net investment income                    $       240,984        5,505,575
   Net realized loss on investments               2,051,037          (29,059)
   Net change in unrealized appreciation
        on investments                                    0       55,953,937
Increase (decrease) in net assets resulting from
   operations                                     2,292,021       61,430,453

Dividends from net investment income:
   Auction market preferred stock                         0       (5,475,820)
   Common stock                                    (240,984)         (29,755)
                                                   (240,984)      (5,505,575)

Distributions from net realized gains:
   Auction market preferred stock                         0                0
   Common stock                                  (2,021,978)               0

Decrease in net assets resulting from
   distibutions to stockholders                  (2,262,962)      (5,505,575)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock             0      200,000,000
   Redemption of auction market preferred stock           0     (200,000,000)
   Issuance of common stock                               0          257,421
   Redemption of common stock                      (213,282)               0
   Additional paid-in-capital                             0      459,193,783
   Distribution of capital to common
      stockholder                              (515,147,720)               0
                                               (515,361,002)     459,451,204
Total increase (decrease) in net assets        (515,331,943)     515,376,082

Net assets:
   Beginning of period                          515,376,082                0

   End of period                            $        44,139      515,376,082

See accompanying notes

                             CENTRAL INVESTMENT FUND, INC.

                           Notes to the Financial Statements

                                    June 30, 1999

                                     (Unaudited)



1.      Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Fund. Management is in the process of liquidating the Fund and expects to complete the process by August 31, 1999.

The Central Investment Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended.

On the date of commencement, the Fund issued $200 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $457,421,449 from a collective trust fund for employee benefit plans in exchange for 25,742,144.95 shares of common stock and $200 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually.
 Net capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.      Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period ended June 30, 1999 and the period from March 24, 1998 (commencement of operations) to December 31, 1998, dividend and capital gain distributions to the common stockholder were $2,481,244 and $29,755, respectively.

During the six months ended June 30, 1999 and the period from March 24, 1998 (commencement of operations) to December 31, 1998, return of capital distributions to the common stockholder amounted to approximately $459,200,000 and $0, respectively.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on a percentage of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3.      Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1999 were $1,399,050 and $12,616,866, respectively.

4.      Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.

                             CENTRAL INVESTMENT FUND, INC.

                                  Financial Highlights


                                              For the six
                                             months ended
                                             June 30, 1999
                                              (Unaudited)     1998(1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period               20.02       10.00
 Net investment income                               0.01        0.21
 Net realized and unrealized gains
    (losses) on investments                          0.08        2.17
      Total from investment operations               0.09        2.38
Capital contribution                                 0.00        7.85
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                             0.00       (0.21)
 Dividends paid to common shareholders              (0.01)         -
Less distributions from net net realized gains:
 Common stock equivalent of dividends                  -           -
    paid to AMPS holders
 Dividends paid to common shareholders              (0.08)         -
Less distributions from paid-in capital:
 Return of  capital to common stockholder          (20.01)         -
      Total distributions                          (20.10)        (0.21)
Net asset value, end of period                      $0.01        $20.02
Total investment return                              0.44%        23.80%(2)
Ratios/supplemental data:
 Net assets at end of period (000s)                    44       515,376
 Average net assets (000s)                             72       464,048
Ratio of expenses to average net assets
     applicable to common stock (4)                100.34%         0.16%(3)
Ratio of net investment income to average net
     assets applicable to common stock (4)         335.96%         1.19%(3)
Portfolio turnover                                1950.43%         0.32%

Asset coverage per AMPS share
 end of period                                      -             -
AMPS shares outstanding                             -             -
Asset coverage for notes payable,
 end of period                                      -           107,258%
Notes payable, end of period                        -         $ 480,500

 (1)For the period from March 24, 1998 (commencement of operations) to December 31, 1998.
 (2)Total investment return for the period, not annualized.
 (3)Annualized
 (4)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes to financial statements.